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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person

Western Atlas Inc.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

10205 Westheimer Road
--------------------------------------------------------------------------------
                                    (Street)

Houston                                TX                         77042
--------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

May 10, 1998

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3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol

Baker Hughes Incorporated (NYSE: BHI)
================================================================================
5. Relationship of Reporting Persons to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


================================================================================
7. Individual or Joint/Group Filing:

   [ X ] Form filed by One Reporting Person

   [   ] Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 3 CONTINUATION SHEET

ITEM 1:   WESTERN ATLAS INC.
          10205 WESTEHIMER ROAD
          HOUSTON, TX 77042
ITEM 2:   MAY 10, 1998
ITEM 4:   BAKER HUGHES INCORPORATED (NYSE: BHI)

FORM 3 (Continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Securities                    Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                           Date       Expira-                              Number           Price of       Indirect       Beneficial
1. Title of Derivative     Exer-      tion                                 of               Derivative     (I)            Ownership
   Security (Instr. 4)     cisable    Date          Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Option (see attached)        (see       (see        Common Stock           33,772,146        (see          D
(Contingent right to buy)  attached)  attached)                                            attached)
------------------------------------------------------------------------------------------------------------------------------------

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==================================================================================================================================

Explanation of Responses:
          See attached.



               (see attached)                                 (see attached)
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

FORM 3 CONTINUATION SHEET


ITEM 1:   WESTERN ATLAS INC.
          10205 WESTHEIMER ROAD
          HOUSTON, TX  77042
ITEM 2:   MAY 10, 1998
ITEM 4:   BAKER HUGHES INCORPORATED (NYSE: BHI)




                            EXPLANATION OF RESPONSES

          This Initial Statement of Beneficial Ownership on Form 3 (this "Form") is filed by Western Atlas Inc., a Delaware corporation ("Western Atlas"). On May 10, 1998, Western Atlas entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among Western Atlas, Baker Hughes Incorporated ("Baker Hughes") and Baker Hughes Delaware I, Inc. ("Merger Sub"), providing for, among other things, the merger (the "Merger") of Merger Sub with and into Western Atlas. In connection with the Merger, Western Atlas entered into a Stock Option Agreement (the "Stock Option Agreement"), dated as of May 10, 1998, with Baker Hughes. Pursuant to the Stock Option Agreement, Baker Hughes granted Western Atlas an option (the "Western Atlas Option") to purchase 33,772,146 shares of Baker Hughes Common Stock at an exercise price of $41.125 per share.

          The Western Atlas Option is exercisable at any time following the occurrence of an Exercise Event (as defined below). The Option expires on the earlier to occur of: (i) the effective time of the Merger, (ii) the first anniversary of the receipt by Western Atlas of written notice from Baker Hughes of the occurrence of an Exercise Event, and (iii) termination of the Merger Agreement in accordance with its terms prior to the occurrence of an Exercise Event.


          An "Exercise Event" is any of the events giving rise to the obligation of Baker Hughes to pay Western Atlas a $50 million fee under Section
9.5 of the Merger Agreement. These events include the following: (i) Baker Hughes terminates the Merger Agreement after the Board of Directors of Baker Hughes both (a) determines that proceeding with the Merger would be inconsistent with its fiduciary obligations by reason of a third party's proposal that is superior to the Merger to acquire, or combine with, Baker Hughes, and (b) elects to terminate the Merger Agreement prior to the date that the stockholders of both of Western Atlas and Baker Hughes have approved the Merger Agreement and the Merger, subject to certain conditions; (ii) Western Atlas or Baker Hughes terminates the Merger Agreement after both (a) the public announcement of a third party's proposal that is superior to the Merger to acquire, or combine with, Baker Hughes, and (b) a Baker Hughes stockholders meeting (including reconvened meetings after adjournments or postponements thereof) has been held, and the stockholders at that meeting failed to approve the Merger and the Merger Agreement; and (iii) Western Atlas terminates the Merger Agreement after both
(a) the public announcement, or receipt by the Board of Directors of Baker Hughes, of a third party's proposal that is superior to the Merger to acquire, or combine with, Baker Hughes, and (b) the Board of Directors of Baker Hughes has withdrawn or materially modified, in a manner adverse to Western Atlas, the approval or recommendation of the Board of Directors of Baker Hughes or recommended the superior proposal.

          The Stock Option Agreement also contains certain "put" and "call" features, registration rights and a limitation on the total profit that Western Atlas may receive from certain transactions relating to the Western Atlas Option and shares of Baker Hughes Common Stock acquired pursuant to the Western Atlas Option and certain termination fees that may be paid by Baker Hughes to Western Atlas under the Merger Agreement.

          Prior to the Western Atlas Option becoming exercisable and being exercised, Western Atlas expressly disclaims beneficial ownership of shares of Baker Hughes Common Stock which are purchasable by Western Atlas upon the Western Atlas Option becoming exercisable and being exercised. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that Western Atlas is the beneficial owner of the shares of Baker Hughes Common Stock subject to the Western Atlas Option for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

FORM 3 CONTINUATION SHEET


ITEM 1:   WESTERN ATLAS INC.
          10205 WESTHEIMER ROAD
          HOUSTON, TX  77042
ITEM 2:   MAY 10, 1998
ITEM 4:   BAKER HUGHES INCORPORATED (NYSE: BHI)



                         SIGNATURES OF REPORTING PERSONS

Dated as of:  May 20, 1998
                                            WESTERN ATLAS INC.

                                            By: /s/James E. Brasher
                                               Name:  James E. Brasher
                                               Title: Senior Vice President


















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